Exhibit 99.1
DDRTC CORE RETAIL FUND, LLC
CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008 and
For the Period from February 27, 2007 (date of inception)
To December 31, 2007 (Not Covered by Auditor’s Report)

DDRTC CORE RETAIL FUND, LLC
Consolidated Financial Statements
Table of Contents
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
Contents

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Members’ Capital	4

Consolidated Statements of Cash Flows	5-6

Notes to Consolidated Financial Statements	7-23

Report of Independent Registered Public Accounting Firm
To DDR TC LLC
and TREA Retail Property Portfolio 2006 LLC:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members’ capital and cash flows present fairly, in all material respects, the financial position of DDRTC Core Retail Fund, LLC (the “Company”) at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 26, 2010

DDRTC CORE RETAIL FUND, LLC
Consolidated Balance Sheets
As of December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Real estate rental property:
Land	$797,065,897	$839,245,648
Buildings	1,974,798,355	2,077,161,732
Tenant improvements	42,115,470	34,316,152
Furniture, fixtures and equipment	115,063	85,515

	2,814,094,785	2,950,809,047
Less accumulated depreciation	(200,490,362)	(128,822,296)

	2,613,604,423	2,821,986,751
Construction in progress	1,201,393	3,633,563

Real estate, net	2,614,805,816	2,825,620,314

Cash and cash equivalents	22,915,183	26,439,480
Accounts receivable, net of allowance for doubtful accounts of $5,482,112 in 2009 and $3,288,166 in 2008	35,916,719	37,856,872
Note receivable	486,909	514,264
Deferred financing costs, net of accumulated amortization of $3,675,740 in 2009 and $2,169,891 in 2008	2,738,533	3,579,600
Deferred lease costs, net of accumulated amortization of $1,155,079 in 2009 and $470,576 in 2008	5,037,140	3,524,026
Intangible assets, net of accumulated amortization of $28,209,350 in 2009 and $18,699,338 in 2008	62,582,602	74,286,767
Deposits	6,590,514	5,944,306
Prepaid expenses	2,139,818	2,051,987

Total assets	$2,753,213,234	$2,979,817,616

Liabilities and Members’ Capital
Mortgage notes payable	$1,574,613,708	$1,578,123,391
Line of credit	147,565,000	197,300,000
Accrued interest	7,319,546	7,537,099
Accrued real estate taxes	8,917,019	8,638,670
Prepaid rent	5,827,875	8,079,317
Accounts payable and other accrued liabilities	16,240,749	15,404,875
Tenant security deposits	2,102,290	2,328,649

Total liabilities	1,762,586,187	1,817,412,001
Members’ capital	990,627,047	1,162,405,615

Total liabilities and members’ capital	$2,753,213,234	$2,979,817,616

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Operations
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

			For the Period from
			February 27, 2007
	Year Ended	Year Ended	(date of inception) to
	December 31, 2009	December 31, 2008	December 31, 2007

Revenues from operations:
Minimum rents	$173,332,270	$194,082,003	$165,913,304
Percentage and overage rents	2,048,168	1,348,450	693,114
Recoveries from tenants	47,125,304	54,560,523	43,707,932
Lease termination fees	128,061	541,975	299,223
Ancillary and other income	2,483,964	1,618,233	902,889

Total revenues	225,117,767	252,151,184	211,516,462
Rental operation expenses:
Depreciation and amortization	82,948,225	82,183,876	65,665,624
Real estate taxes	32,125,602	32,248,540	26,455,859
Operating and maintenance	32,208,761	33,311,393	23,899,637
Management fees	6,435,959	7,285,295	7,788,189
Asset management fees	1,202,378	3,067,296	2,574,520
Impairment charges	145,033,350	—	—
General and administrative	2,506,981	1,866,425	1,608,078

Total expenses	302,461,256	159,962,825	127,991,907

Operating (loss) income	(77,343,489)	92,188,359	83,524,555

Other income (expense)
Interest income	113,054	623,910	1,276,288
Interest expense	(89,638,811)	(94,898,719)	(84,908,269)
Loss on swaption contracts	—	—	(2,932,500)

	(89,525,757)	(94,274,809)	(86,564,481

Net loss	$(166,869,246)	$(2,086,450)	$(3,039,926)

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Members’ Capital
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

	DDR TC	TREA	Total
Balance at February 27, 2007 (date of inception)
Capital contributions	$183,705,868	$1,040,999,920	$1,224,705,788
Distributions	(1,239,600)	(7,024,400)	(8,264,000)
Net loss	(455,989)	(2,583,937)	(3,039,926)

Balance at December 31, 2007	$182,010,279	$1,031,391,583	$1,213,401,862
Distributions	(7,911,340)	(40,998,457)	(48,909,797)
Net loss	(312,967)	(1,773,483)	(2,086,450)

Balance at December 31, 2008	$173,785,972	$988,619,643	$1,162,405,615
Capital contributions	6,710,250	38,024,750	44,735,000
Distributions	(6,871,778)	(42,772,544)	(49,644,322)
Net loss	(25,030,387)	(141,838,859)	(166,869,246)

Balance at December 31, 2009	$148,594,057	$842,032,990	$990,627,047

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

			For the Period from
			February 27, 2007 (date
	Year Ended December	Year Ended December	of inception) to
	31, 2009	31, 2008	December 31, 2007
Cash flow from operating activities:
Net loss	$(166,869,246)	$(2,086,450)	$(3,039,926)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	82,948,225	82,183,876	65,665,624
Amortization of deferred financing costs	1,505,849	1,170,924	998,967
Amortization of above- and below- market leases	1,194,818	1,952,100	1,056,320
Amortization of fair market value of debt	(616,028)	(410,876)	(351,332)
Loss on swaption contracts	—	—	2,932,500
Impairment charges	145,033,350	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,940,153	(16,078,734)	(19,774,705)
Note receivable	27,355	24,762	18,832
Deposits	(646,208)	(281,375)	(623,074)
Prepaid expenses	(87,831)	(209,483)	103,050
Accrued interest	(217,553)	(595,798)	8,132,897
Accrued real estate taxes	278,349	3,309,468	5,329,202
Prepaid rent	(2,251,442)	2,038,023	6,041,294
Accounts payable and other accrued liabilities	1,574,156	2,273,400	(1,642,767)
Tenant security deposits	(226,359)	126,248	26,906

Total adjustments	230,456,834	75,502,535	67,913,714

Net cash provided by operating activities	63,587,588	73,416,085	64,873,788

Cash flow from investing activities:
Real estate acquired, net of liabilities assumed	—	—	(2,742,593,565)
Construction of and improvements to real estate assets and related assets	(6,480,233)	(9,484,275)	—
Payment of lease procurement costs	(2,428,893)	(2,806,107)	(1,227,508)

Net cash used in investing activities	(8,909,126)	(12,290,382)	(2,743,821,073)

Cash flow from financing activities:
Proceeds from mortgage notes payable	—	—	1,291,592,370
Proceeds from line of credit	—	—	197,300,000
Payments made on swaption contracts	—	—	(2,932,500)
(Payments) reimbursements of debt issuance costs	(664,782)	5,434	(5,754,925)
Payments of mortgage notes payable	(2,893,655)	(2,114,660)	(1,366,648)
Payments of line of credit	(49,735,000)	—	—
Cash contributions from Members	44,735,000	—	1,224,705,788
Distributions to Members	(49,644,322)	(48,909,797)	(8,264,000)

Net cash (used in) provided by financing activities	(58,202,759)	(51,019,023)	2,695,280,085

Net change in cash and cash equivalents	(3,524,297)	10,106,680	16,332,800
Cash and cash equivalents at beginning of period	26,439,480	16,332,800	—

Cash and cash equivalents at end of period	$22,915,183	$26,439,480	$16,332,800

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

			For the Period from
			February 27, 2007
	Year Ended	Year Ended	(date of inception) to
	December 31, 2009	December 31, 2008	December 31, 2007

Supplemental disclosure of non-cash investing and financing activities:

Write off of fully amortized tenant improvements	$(136,905)	$(4,852)	$—
Write off of fully amortized deferred lease costs	(95,571)	(18,293)	—
Write off of fully amortized intangible assets	(540,720)	(816,623)	—
Purchase price allocation adjustments	—	(1,542,223)	—
Fair market value of mortgage notes payable and other assets and liabilities assumed with the property acquisitions	—	—	292,491,949
The foregoing transactions did not provide or use cash and, accordingly, they are not reflected in the consolidated statements of cash flows.
The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
1. Organization of Company
Background
DDRTC Core Retail Fund, LLC (the “Company”) was formed in the state of Delaware on November 3, 2006 to acquire, own, lease and manage, shopping centers located across the United States (see Properties below). The Company’s members are DDR TC LLC (“DDR TC”) and TREA Retail Property Portfolio 2006 LLC (“TREA”). DDR TC and TREA are collectively referred to as the “Members”. DDR TC and TREA have a 15% and 85% membership interest, respectively, and are collectively referred to as the “Membership Interests”. DDR TC is a wholly-owned subsidiary of Developers Diversified Realty Corporation (“DDR”). A majority of the properties were acquired from Inland Retail Real Estate Trust (“Inland”) on February 27, 2007 (“date of inception”).
DDR TC is responsible for the day-to-day management of the Company as the Operating Member. The Company has engaged DDR TC to act as the Property Manager.
Nature of Business
The Company is engaged in the business of owning and operating 66 community power shopping centers. The tenant base includes primarily national retail chains and local retailers. Consequently, the Company’s credit risk is concentrated in the retail industry. Adverse changes in general or local economic conditions could result in the inability of some existing tenants of the Company to meet their lease obligations and could otherwise adversely affect the Company’s ability to attract and retain tenants.
The Properties
The Company owned 66 properties in thirteen states as of December 31, 2009 (the “Properties”). The total GLA of the Properties is 16,300,459 square feet (unaudited).
The Properties are each owned by a wholly-owned single member Limited Liability Company, 65 of which were purchased by the Company, through a series of separate transactions, from a third party on February 27, 2007. The aggregate purchase price of the 65 properties at the time was $2.729 billion. The purchase was funded with $1.292 billion from a mortgage note payable, $225.0 million through a line of credit and $1.222 billion from member capital contributions. Debt was assumed from the seller for the remainder of the purchase price.
On April 24, 2007, the Company purchased a ground lease outparcel at the Sand Lake Corners property for $2,909,275, funded by member capital contributions of $2,829,655 and available cash.
On July 25, 2007, the Company purchased the Amity Square shopping center for $5,443,833 with $3,300,000 from the line of credit and the remainder was funded with available cash. This shopping center is adjacent to the Waterfront Town Center property.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
Significant Membership Terms
The Company’s net profits are allocated to the Members i) first, to restore any negative capital balances to zero; ii) second, to the Members in proportion to their capital sharing ratio, as defined in the membership agreement, until each Member receives an internal return of 10% per annum on its unreturned capital; and iii) thereafter, all remaining profits 20% to DDR TC and 80% to DDR TC and TREA in proportion to their membership interests.
The Company’s net losses are allocated to the Members i) first, to the extent profits have been allocated to the Members, in reverse order 20% to DDR TC and 80% to DDR TC and TREA in proportion to their membership interests until profits have been fully offset; ii) second, to the extent profits have been allocated, in reverse order to Members in proportion to the amounts necessary so that the capital account balance of each Member is reduced to zero; and iii) thereafter, to the Members pro-rata in accordance with their respective membership interests.
The Company’s cash flows are distributed i) first, to the Members pro-rata in accordance with their membership interests until each Member receives an internal return of 10% on its unreturned capital; and, ii) thereafter, all remaining cash flows 20% to DDR TC and 80% to DDR TC and TREA in proportion to their membership interests.
The Company’s liquidation distributions are allocated to the Members proportionally in accordance with the positive balances in their capital accounts, until all Member capital accounts are reduced to zero.
The term of the Company is in perpetuity unless earlier dissolved and terminated under the governing documents of the membership agreement.
Either Member has the right to initiate a buy-sell notice, as defined by the agreement, to sell its membership interest. The initiating member must define the value of the Company’s assets and a selling/purchase price equal to the initiating members’ membership interest in the Company. The other member has 30 days to accept the initiating member’s offer. No response constitutes acceptance. Closing of the purchase and sale shall occur no later than one hundred eighty (180) days after the delivery of the election or deemed election or as otherwise agreed to in writing by both members.
Either Member may cause a sale of a property or the entire portfolio.
2. Summary of Significant Accounting Principles
Basis of Presentation
As of and for the years ended December 31, 2009 and 2008, the Company qualified as a significant investment to DDR in accordance with the Securities and Exchange Commission regulations accounted for under the equity method and, as a result, audited financial statements are

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
presented for that period. As of December 31, 2007 and for the period February 27, 2007 (date of inception) to December 31, 2007, the Company does not meet the criteria of a significant investment to DDR in accordance with the Securities and Exchange Commission regulations accounted for under the equity method. As a result, the financial statements for those periods are audited but the report is not presented herein.
Principles of Consolidation
The consolidated financial statements include the accounts of DDRTC Core Retail Fund, LLC and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.
Real Estate
In connection with the acquisition of the Properties, the total purchase cost was allocated to the tangible and intangible assets acquired based upon their estimated fair market values.

Tangible real estate	$2,940,460,071
Intangible and other assets	115,112,014

Assets acquired	3,055,572,085
Below-market leases	(8,585,071)
Fair market value of mortgage payables assumed	(290,774,537)
Other liabilities assumed	(19,302,707)

Net assets acquired	$2,736,909,770

The value of the tangible assets, consisting of land, buildings and tenant improvements, were determined as if vacant. Intangible assets, including the value of in-place leases, lease origination costs and tenant relationships were recorded at their relative fair value (see further discussion below). The amount allocated to land, buildings and tenant improvements upon the initial acquisition of all Properties aggregated $839.0 million $2,077.8 million, and $23.7 million, respectively.
Acquisitions of real estate are stated at cost less accumulated depreciation. In the Company’s opinion, the recorded amount of the real estate assets is not in excess of the Properties’ estimated gross undiscounted future cash flows. This assessment was made on the basis of the Company’s continued ownership and use of such Properties as well as considering the current and future expected occupancy levels.
Depreciation is provided on a straight-line basis over the estimated useful lives of the tangible assets as follows:

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)

Buildings	31.5 years
Tenant Improvements	Useful lives, which approximate
lease terms, where applicable
Depreciation expense on buildings and tenant improvements was $72,261,381, $70,549,606, and $58,311,132, which includes $456,410, $32,856 and zero related to the write-off of undepreciated costs associated with the early termination of tenant leases for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations, which improve or extend the life of the asset, are capitalized.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with a major financial institution from which time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.
As the swaption contracts described in Note 9 included an “other-than-insignificant” financing element at inception, the Company has reported all cash inflows and outflows associated with those instruments as a financing activity within its consolidated statements of cash flows.
Deferred Financing Costs
Costs incurred in obtaining long-term financing are capitalized and amortized into interest expense over the terms of the related debt agreements on the straight-line basis, which approximates the effective yield method. Amortization expense for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007 was $1,505,849, $1,170,924 and $998,967, respectively.
Deferred Lease Costs
Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term. Amortization expense was $915,779, $439,442 and $69,413 which includes $135,705, $20,720 and zero related to the write-off of unamortized costs associated with the early termination of tenant leases for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.
Intangible Assets
The Company allocated the purchase prices of the Properties to tangible and identified intangible assets acquired based on fair market values. Above- and below-market lease values for acquired

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
properties are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between i) the contractual amounts to be paid pursuant to each in-place lease and ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases. As of December 31, 2009, 2008 and 2007, the amount of below-market leases aggregated $6,489,563, $7,227,845 and $7,966,127 net of accumulated amortization of $2,095,508, $1,357,226 and $618,944, respectively, and is included in accounts payable and other accrued liabilities on the balance sheet. As of December 31, 2009, 2008 and 2007 the amount allocated to above-market leases including the fair value of a ground lease aggregated $30,213,237, $30,213,237 and $31,043,076, respectively, and is included in intangible assets on the balance sheet. Amortization pertaining to the above-market and below-market lease values is recorded as a reduction and an increase to minimum rents, respectively. Net amortization expense for these leases was $858,454, $1,615,736 and $719,956, which includes zero, $715,433 and zero related to the write off of unamortized basis associated with the early termination of tenant leases for the years ended December 31, 2009 and 2008 and the period from February 27, 2007 (date of inception) to December 31, 2007, respectively. Amortization pertaining to the ground lease fair value recorded as an increase to operating and maintenance expense was $336,364 for the years ended December 31, 2009 and 2008 and the period from February 27, 2007 (date of inception) to December 31, 2007.
The total amount of intangible assets allocated to in-place lease values and tenant relationship values is based upon management’s evaluation of the specific characteristics of each lease and the Company’s overall relationship with anchor tenants. Factors considered in the allocation of these values include the nature of the existing relationship with the tenant, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases, among other factors. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based upon management’s assessment of specific market conditions.
The value of in-place leases including lease origination costs is amortized to expense over the estimated weighted average remaining initial term of the lease portfolio. The value of tenant relationship intangibles is amortized to expense over the estimated initial and renewal terms of the lease portfolio; however, no amortization period for intangible assets will exceed the remaining depreciable life of the building.
The amount allocated to lease origination, in-place leases and tenant relationships in the initial purchase price allocations of all Properties was $14,947,415, $32,684,186, and $18,852,043, respectively. The amortization period of each intangible asset ranges is seven years, seven years,

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
and ten years, respectively. Amortization expense for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007 was $9,771,065, $11,194,828 and $7,285,079, which includes $1,653,432, $2,614,159 and zero related to the write-off of unamortized basis associated with the early termination of tenant leases, respectively.
The estimated amortization expense associated with the Company’s finite-lived intangible assets for the five succeeding fiscal years is approximately as follows:

2010	$7,729,552
2011	7,729,552
2012	7,729,552
2013	7,729,552
2014	7,729,552
In the event that an anchor tenant terminates its lease, the unamortized portion of lease origination costs and tenant relationship values is charged to expense.
Revenue Recognition
Minimum rents from tenants are recognized using the straight-line method over the lease term. Percentage and overage rents are recognized after the reported tenant’s sales have exceeded the applicable sales breakpoint. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon provisions of the individual tenant leases. Lease termination fees are generally recognized upon termination of a tenant’s lease and vacating the space with no further rights.
Income Taxes
The Company has elected to be treated as a partnership for tax purposes. No provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns.
Interest
Interest paid during the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, aggregated $88,966,543, $94,734,469 and $76,127,737 respectively.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. If such

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company records impairment losses as an expense to operations.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
New Accounting Standards
In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Statement made the FASB Accounting Standards Codification (the “Codification”) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure. Its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. In the description of Accounting Standards Updates that follows, references in “italics” relate to Codification Topics and Subtopics, and their descriptive titles, as appropriate.
New Accounting Standards Implemented
Fair Value Measurements
In September 2006, FASB issued Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. This standard establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The standard applies whenever other standards require assets or liabilities to be measured at fair value. This standard also provides for certain disclosure requirements, including, but not limited to, the valuation

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. The Company adopted this standard for its disclosure requirements and its financial assets and liabilities on January 1, 2008. For nonfinancial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis (i.e. real estate and other long-lived assets), the Company adopted this standard on January 1, 2009. The adoption of this standard did not have a significant impact on the financial position, results of operations or cash flows of the Company.
Subsequent Events
In May 2009, the FASB issued Subsequent Events, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows. The Company has evaluated subsequent events through February 26, 2010, the date that the Company’s consolidated financial statements were available to be issued for the year ended December 31, 2009.
3. Accounts Receivable and Note Receivable
Accounts receivable are principally due from tenants and are expected to be collected within one year, except for the receivables associated with the recognition of straight-line rental income. Included in accounts receivable is $8,958,757 and $6,948,278, net of a $671,579 and $532,351 allowance at December 31, 2009 and 2008, respectively, associated with the recognition of straight-line rental income which will be collected over the terms of the related tenant leases. The allowance for doubtful accounts disclosed in the consolidated balance sheets excludes that portion associated with straight-line rental receivables.
The Company assumed a $557,858 note receivable from a tenant at one of the properties with an interest rate of 10% and a maturity date of January 31, 2020. The original amount of the note at inception was $664,128. The tenant pays $6,462 of principal and interest monthly to the Company.
As of December 31, 2009, the scheduled principal payments to be received on the note receivable for the next five years, and thereafter, are as follows:

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)

2010	$30,471
2011	33,662
2012	37,187
2013	41,081
2014	45,382
Thereafter	299,126

$486,909

4. Prepaid Expenses
Prepaid expenses and other assets are comprised of the following:

	Balance at December 31,
	2009	2008
Prepaid real estate taxes	$1,406,429	$1,472,393
Prepaid insurance	166,417	23,554
Prepaid state taxes	944	125,920
Other	566,028	430,120

	$2,139,818	$2,051,987

5. Mortgage Notes Payable
In conjunction with the acquisition of the “Properties”, the Company obtained 42 and assumed 15 mortgage notes payable, which are collateralized by the properties listed below and consist of the following:

	Interest	Maturity	Balance at December 31,
Property Name	rate	date	2009	2008
Walks at Highwood Preserve II	4.3720%	05/01/10	$3,700,000	$3,700,000
Aiken Exchange	4.3720%	05/01/10	7,350,000	7,350,000
Oak Summit	4.2720%	06/01/10	8,200,000	8,200,000
Warwick Center	4.1300%	06/01/10	16,939,303	16,939,303
Wytheville Commons	4.3020%	06/01/10	5,590,000	5,590,000
Columbiana Station I	4.0400%	06/11/10	25,900,000	25,900,000
Heritage Pavilion	4.4600%	07/01/10	21,500,000	21,500,000
Fayette Pavilion I & II	5.6200%	07/01/10	53,250,000	53,250,000
North Hill Commons	5.2400%	11/01/10	2,475,000	2,475,000
Naugatuck Valley Shopping Ctr	5.4800%	03/01/12	44,693,280	44,693,280
Walks at Highwood Preserve I	5.4800%	03/01/12	23,850,206	23,850,206
Newnan Pavilion	5.4800%	03/01/12	34,810,605	34,810,605
Douglasville Pavilion	5.4800%	03/01/12	27,846,060	27,846,060

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)

	Interest	Maturity	Balance at December 31,
Property Name	rate	date	2009	2008
Stonebridge Square	5.4800%	03/01/12	20,802,589	20,802,589
Suwanne Crossroads	5.4800%	03/01/12	11,278,498	11,278,498
Village Crossing	5.4800%	03/01/12	75,631,929	75,631,929
Costco Plaza	5.4800%	03/01/12	16,431,075	16,431,075
Capital Plaza	5.4800%	03/01/12	6,354,156	6,354,156
Carlisle Commons	5.4800%	03/01/12	31,969,446	31,969,446
Bellevue Place Shopping Center	5.4800%	03/01/12	9,378,785	9,378,785
Town & Country Commons	5.4800%	03/01/12	55,775,471	55,775,471
Pavilion at Turkey Creek	5.4800%	03/01/12	36,181,010	36,181,010
Chesterfield Crossing	5.4800%	03/01/12	11,221,206	11,221,206
Commonwealth Center II	5.4800%	03/01/12	21,168,215	21,168,215
Jefferson Plaza	5.4800%	03/01/12	6,559,842	6,559,842
Birkdale Village	5.4800%	03/01/12	121,081,389	121,081,389
Cox Creek Shopping Center	7.0900%	03/11/12	13,987,324	14,209,786
Cypress Trace	5.0000%	04/11/12	16,000,000	16,000,000
Waterfront Marketplace	6.3500%	08/01/12	28,489,231	28,989,561
Waterfront Town Center	6.3500%	08/01/12	37,533,433	38,192,597
River Ridge	5.4475%	03/01/17	28,116,029	28,116,029
Universal Plaza	5.4475%	03/01/17	9,887,151	9,887,151
Market Square	5.4475%	03/01/17	14,649,463	14,649,463
Sand Lake Corners	5.4475%	03/01/17	20,708,571	20,708,571
Boynton Commons	5.4475%	03/01/17	27,854,444	27,854,444
Gateway Mall	5.4475%	03/01/17	23,172,886	23,172,886
Sarasota Pavilion	5.4475%	03/01/17	40,425,230	40,425,230
Bartow Marketplace	5.4475%	03/01/17	23,297,527	23,297,527
Woodstock Square	5.4475%	03/01/17	29,006,478	29,006,478
Barrett Pavilion	5.4475%	03/01/17	70,373,016	70,373,016
Stonecrest Marketplace	5.4475%	03/01/17	34,515,625	34,515,625
Fayette Pavilion III & IV	5.4475%	03/01/17	50,712,288	50,712,288
Marketplace at Millcreek	5.4475%	03/01/17	57,307,446	57,307,446
Venture Pointe	5.4475%	03/01/17	25,818,322	25,818,322
Pleasant Hill	5.4475%	03/01/17	30,458,783	30,458,783
City Crossing	5.4475%	03/01/17	17,417,561	17,417,561
Hiram Pavilion	5.4475%	03/01/17	37,609,248	37,609,248
Winslow Bay Commons	5.4475%	03/01/17	37,680,787	37,680,787
Sycamore Commons	5.4475%	03/01/17	48,381,600	48,381,600

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)

	Interest	Maturity	Balance at December 31,
Property Name	rate	date	2009	2008
Gateway Plaza	5.4475%	03/01/17	10,098,326	10,098,326
Overlook at King of Prussia	5.4475%	03/01/17	47,065,383	47,065,383
Anderson Central	5.4475%	03/01/17	13,653,259	13,653,259
Columbiana Station II	5.4475%	03/01/17	15,296,764	15,296,764
Ward’s Crossing	5.4475%	03/01/17	12,903,920	12,903,920
Paradise Place	5.4475%	03/01/17	10,148,501	10,148,501
Shoppes at Willoughby Hills	6.9800%	07/01/18	12,988,299	14,056,647
Creeks at Virginia Center	6.3700%	08/11/32	25,333,714	25,777,065

			$1,570,828,674	$1,573,722,329
Unamortized net premium on assumed mortgage notes			3,785,034	4,401,062

			$1,574,613,708	$1,578,123,391

As of December 31, 2009, the scheduled principal payments of the mortgage notes payable for the next five fiscal years, and thereafter, are as follows:

2010	$147,997,880
2011	3,307,339
2012	649,843,002
2013	1,984,635
2014	1,513,012
Thereafter	766,182,806

$1,570,828,674

6. Line and letter of credit
In conjunction with the initial acquisition of the Properties in February 2007, the Company obtained an available line of credit of $250,000,000 and a letter of credit for $15,000,000 with Wells Fargo Bank. The line of credit requires monthly payments of interest only at a rate of LIBOR plus 65 basis points with principal due at maturity, February 27, 2010. The Company has the option of selecting LIBOR interest periods of 30, 60, 90, or 180 days, and has selected a period of 30 days, accordingly. The maturity date has two one-year extensions, subject to certain conditions. The principal balance on the line of credit at December 31, 2009 is $147,565,000 and is collateralized by 13 properties.
The Company is required to comply with certain covenants, including a limitation on the maximum available borrowings based upon a debt service coverage ratio. The Company was in

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
compliance with its covenants at December 31, 2009, 2008 and 2007. The line of credit also provides for a fee ranging from 0.125% to 0.25% of the unused portion of the facility.
The available borrowings under the letter of credit have not been used for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007. Interest paid on the line of credit for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007 was $2,263,360, $7,751,087 and $9,920,819, respectively.
7. Transactions with Related Parties
Insurance
In accordance with the management agreement, insurance coverage is provided through DDR’s insurance policies, which provide liability and property coverage. The Company remits to DDR TC and its affiliates insurance premiums to provide for non-refundable escrow accounts for certain first dollar coverages and premiums associated with DDR’s insurance policies. For the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, these premiums aggregated $5,483,482, $5,833,267 and $2,591,850 respectively.
Fees Earned by Related Parties
In connection with the property acquisitions in 2007, the Company incurred a liability of $6,305,186 in acquisition fees owed and paid to DDR TC. The acquisition fees were capitalized as part of the aggregate purchase price and were allocated between the tangible and intangible assets.
As stated within the Limited Liability Company Agreement (“LLC”) of the Company dated November 3, 2006, during each of the first two fiscal years, if the Company does not achieve certain operating results as defined in the agreement, DDR TC is required to pay a fee to the Company in an amount up to 25% of its management fee (the “Contingent Fee”). The Company will record the Contingent Fee, if any, after completion of the period in which the operating results are determined for purposes of computing the Contingent Fee, as defined in the agreement. The Company received a Contingent Fee from DDR TC of $2,499,000 and $2,176,071 for the years ended December 31, 2009 and 2008, respectively, which is recorded as a reduction of management fee expense in the consolidated statements of operations. No fee was earned for the period ended December 31, 2007.
In accordance with the Third Amendment to the LLC Agreement effective January 1, 2009, the asset management fee earned by DDR TC was reduced from 0.25% of the aggregate Capital Contributions and Member Loans to 0.098%. Asset management fees incurred by DDR TC aggregated $1,202,378, $3,067,296 and $2,574,520 for the years ended December 31, 2009 and

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.
Management fees earned by DDR TC are determined pursuant to provisions set forth in the management and operating agreements. The management fees earned by DDR TC are determined at an amount equal to 4% of gross rental receipts and are charged to operations as incurred. Management fees earned by DDR TC aggregated $6,368,345, $7,248,172 and $7,762,471 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.
DDR TC employees perform certain maintenance services at the Properties. Maintenance services incurred by DDR TC and billed to the Company aggregated $1,186,011, $1,191,589 and $585,858 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.
DDR TC has the ability to earn leasing commissions for the rental of space to tenants in accordance with the management agreement. Lease commissions are calculated based on whether the lease is a new lease or renewal of an existing lease, the rental income earned over the life of the lease and the square footage the tenant will occupy under the lease. Lease commissions are capitalized and amortized over the life of the lease. Lease commissions earned by DDR TC and billed to the Company aggregated $1,449,055, $1,751,509 and $623,263 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.
DDR TC has the ability to earn construction management fees which are determined in accordance with the management and operating agreement. Except for the redevelopment or expansion of a property, construction management fees are calculated based on 5% of the cost of tenant improvements and other capital improvements, plus reimbursement of out of pocket costs and third party expenses. The construction management fee for a redevelopment or an expansion is determined by the Company and DDR TC in connection with the approval of development expenditures. The construction management fee is payable as costs for the work conducted are due and is subject to adjustment once the final costs for the work are determined. The Company records the construction management fees to buildings and tenant improvements, as appropriate, and depreciates it over the estimated useful life of the related asset. Construction management fees earned by DDR TC and billed to the Company aggregated $212,355, $347,862 and $393,462 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.
DDR TC performs certain legal services on behalf of the Company. Legal services incurred by DDR TC and billed to the Company aggregated $253,033, $283,074 and $24,478 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
DDR TC employees perform certain tax preparation services on behalf of the Company. Tax preparation services incurred by DDR TC aggregated $21,060, $21,050 and $21,050 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively. Tax preparation fees payable to DDR TC aggregated $21,060, $21,050 and $21,050 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively. The amounts are included within accounts payable and other accrued liabilities in the consolidated balance sheets.
Ancillary income fees earned by DDR TC are equal to 25% of all funds generated from ancillary income sources, as defined in the management agreement. Ancillary income fees earned by DDR TC and billed to the Company aggregated $456,690, $260,490 and $123,666 for the years ended December 31, 2009 and 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively. These fees were recorded within general and administrative expenses in the consolidated statements of operations.
Summary of Related Party Receivables and Payables
As of December 31, 2009 and 2008, the Company had related party receivables of $359,595 and $193,036, and related party payables of $372,481 and $301,135, respectively. The amounts are included within accounts receivable, net and accounts payable and other accrued liabilities in the consolidated balance sheets. The payable amount represent amounts owed to DDR TC for the services and fees discussed above incurred pursuant to the property management and other service agreements. The receivable amount represents amounts due from DDR TC relating to the prepaid asset management fees discussed above.
8. Commitments and Contingencies
Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging from one to thirty years; and, in some cases, for annual rentals, which are subject to upward adjustments based on operating expense levels, sales volume, or contractual increases, as defined in the lease agreements.
The scheduled future minimum rents from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the subsequent five fiscal years ending December 31, and thereafter, are as follows:

2010	$166,210,226
2011	151,773,348
2012	123,150,531
2013	96,570,661
2014	78,722,218
Thereafter	309,548,345

$925,975,329

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
Scheduled minimum rental payments under the terms of all non-cancelable operating leases in which the Company is the lessee, principally for ground leases, for the subsequent five years ending December 31, and thereafter, are as follows:

2010	$625,000
2011	625,000
2012	625,000
2013	625,000
2014	625,000
Thereafter	55,250,000

$58,375,000

9. Loss on Swaption Contracts
The Company purchased two interest rate swaption contracts during 2006 that economically limited the benchmark interest rate component of future interest rates on $500 million of forecasted five-year borrowings at 5.72% and $750 million of forecasted ten-year borrowings at 5.78%. These agreements were terminated and settled in conjunction with the purchase of the Properties in February 2007. The contracts were not designated for hedge accounting, and accordingly, the loss on the settlement of the contracts, which aggregated $2,932,500, is included in the consolidated statement of operations for the period from February 27, 2007 (date of inception) to December 31, 2007. DDR contributed cash into the Company in order to purchase the swaption contracts.
The cost of the swaption was initially deferred by the counterparty, and payment was guaranteed by DDR. The Company repaid such amounts during 2007, accordingly, no further guarantees were required.
10. Fair Value of Financial Instruments
As discussed in Note 2, the Company adopted the disclosure provisions of Fair Value Measurements on January 1, 2008. The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:
Cash and cash equivalents, accounts receivable, accounts payable:
The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities. The carrying amount of straight-line rents receivable does not materially differ from its fair value.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
Debt:
The fair value of the Company’s fixed and variable-rate debt is based on a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile.
Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.
Financial instruments at December 31, 2009 and 2008, with carrying values that are different than estimated fair values, based on the valuation method of Fair Value Measurements at December 31, 2009 and 2008 are summarized as follows:

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Line of credit	$147,565,000	$147,090,430	$197,300,000	$190,714,130
Mortgage notes payable	1,574,613,708	1,366,512,674	1,578,123,391	1,433,982,753

	$1,722,178,708	$1,513,603,104	$1,775,423,391	$1,624,696,883

11. Impairment Charges
Sixteen properties were under contract to be sold to a third party as of December 31, 2009 subject to certain contingencies. The potential sale of these assets triggered an impairment charge aggregating $145,033,350 pursuant to the provisions of Accounting for the Impairment or Disposal of Long-Lived Assets. The Company considered all properties involved to be held and used as of December 31, 2009.
Measurement of Fair Value
The Company is required to assess the value of impaired assets. The valuation of impaired real estate assets and investments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows, the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. In general, the Company considers multiple valuation techniques when measuring fair value of an investment. However, in certain circumstances, a single valuation technique may be appropriate.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009 and 2008 and For the Period from February 27,
2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
(continued)
Fair Value Hierarchy
Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with Fair Value Measurements, the following summarizes the fair value hierarchy:
•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals and

•	Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
Items Measured at Fair Value on a Non-Recurring Basis
The following table presents information about the Company’s assets for which impairment charges were recorded based upon the measurement of fair value for the year ended December 31, 2009. The table indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

			Fair Value Measurements
			at December 31, 2009
	Level 1	Level 2	Level 3	Total
Long-lived assets held and used	$—	$—	$337,740,141	$145,033,350
12. Subsequent Event
In January 2010, the Company successfully exercised the first of two one-year extensions on the line of credit with Wells Fargo Bank. The new maturity date is February 27, 2011. All other terms remain the same.